Exhibit 99.1

Ballard Awarded $18M Follow-On Deal With Broad-Ocean To Support Deployment of 400 Buses and Trucks in China

VANCOUVER and ZHONGSHAN, China, June 5, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has entered into an $18 million supply contract with Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"; www.broad-ocean.com/en/index.html) to support the deployment of 400 FCveloCity® fuel cell engines integrated into clean energy buses and trucks in key Chinese cities.

The transaction is part of an ongoing program with Broad-Ocean to implement Ballard's leading fuel cell technology in support of China's ambitious plan to address environmental concerns and advance the adoption of zero-emission vehicles. The complementary addition of fuel cell systems effectively addresses the limitations of stand-alone battery solutions in certain use cases, resulting in growing demand for zero-emission and efficient propulsion systems that provide bus, truck and commercial vehicles with the traditional range and refueling times provided by legacy diesel solutions.

Randy MacEwen, Ballard President and CEO commented, "Today's announcement adds further momentum to our strategy in China's new energy transportation market. This deal provides another critical validation of the rapidly emerging market opportunity in China for the adoption of fuel cell technology to help solve environmental challenges, including air quality. With our strategic partner Broad-Ocean, we are positioning Ballard to successfully address this opportunity and scale our business, while driving down costs to support sustainable long-term demand."

This announcement, together with an $11 million transaction announced in April, means that Ballard is planning to support Broad-Ocean through the deployment of 600 fuel cell engines having a value of $29 million, with substantial deliveries expected to be made this year. In addition to these modules for use in strategic demonstration projects in key Chinese cities, Ballard also closed the strategic technology transfer, licensing and supply deal with Broad-Ocean in April, under which Broad-Ocean plans to set up three module assembly operations in China, representing a further $25 million to Ballard over 5-years.

Founded in 1994, Broad-Ocean is headquartered in the City of Zhongshan in Guangdong Province and is listed on the Shenzhen Stock Exchange. The Company is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles (EVs), including buses, commercial vehicles and passenger vehicles, and for heating, ventilation and air conditioning (HVAC). Broad-Ocean produces more than 50 million motors annually for customers on 5 continents. On August 18, 2016 Broad-Ocean became Ballard's largest shareholder following an investment of $28.3 million in Ballard common shares, representing approximately 9.9% of Ballard's outstanding common shares following the transaction.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/05/c6076.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 05-JUN-17